UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogota, March 21, 2017

In February 2016

AVIANCA HOLDINGS AND ITS SUBSIDIARIES

CARRIED MORE THAN 2.3 MILLION

PASSENGERS

In February 2017, Avianca Holdings and its subsidiaries carried 2,326,728 passengers, a 4.1%

increase over the same period in 2016

In February, the subsidiary companies of Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) (*) transported 2,326,728 passengers, an increase of 4.1% compared to February 2016. Capacity, measured in ASKs (available seat kilometers), increased 4.2%, while passenger traffic, measured in RPKs (revenue passenger kilometers), increased 9.1%. The load factor for the month was 80.3%, an increase of 360 bps compared to the same period of 2016.

Domestic markets in Colombia, Peru and Ecuador

In February, the subsidiary airlines of Avianca Holdings transported within each of these markets a total of 1,367,191 travelers, a decrease of 0.3% compared to February 2016. Capacity (ASKs) decreased 3.9% while passenger traffic (RPKs) increased 0.2%. The load factor for the month was 79.3%, an increase of 320 bps compared to the same period of 2016.

International markets

In February, the affiliated airlines of Avianca Holdings transported 959,537 passengers on international routes, up 10.9% compared to February 2016. Capacity (ASKs) increased 6.5%, while passenger traffic (RPKs) increased 11.7%. The load factor for the month was 80.5%, an increase of 370 bps when compared to the same period of 2016.

Operational Statistics	Feb-17	Feb-16	Δ YOY	YTD 2017	YTD 2016	Δ YOY
Avianca Holdings (Consolidated)
PAX (K)[1]	2,327	2,236	4.1%	4,962	4,729	4.9%
ASK (mm)[2]	3,789	3,637	4.2%	8,002	7,594	5.4%
RPK (mm)[3]	3,042	2,788	9.1%	6,636	6,043	9.8%
Load Factor[4]	80.3%	76.7%	3.6pp	82.9%	79.6%	3.3pp
Domestic Market
PAX (K)[1]	1,367	1,371	-0.3%	2,879	2,857	0.8%
ASK (mm)[2]	772	803	-3.9%	1,610	1,642	-1.9%
RPK (mm)[3]	612	611	0.2%	1,301	1,286	1.2%
Load Factor[4]	79.3%	76.1%	3.2pp	80.8%	78.3%	2.5pp
International Market
PAX (K)[1]	960	865	10.9%	2,083	1,872	11.3%
ASK (mm)[2]	3,018	2,833	6.5%	6,392	5,952	7.4%
RPK (mm)[3]	2,430	2,176	11.7%	5,335	4,757	12.1%
Load Factor[4]	80.5%	76.8%	3.7pp	83.5%	79.9%	3.6pp

[1]	PAX: Passengers carried
[2]	ASKs: Available Seat Kilometers
[3]	RPKs: Revenue Passenger Kilometers
[4]	Load Factor: Represents utilized seating capacity

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity.

The original source-language text of this announcement is the official, authoritative version. Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

About Avianca HoldingsS.A.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A.—Avianca, Tampa Cargo S.A., incorporated in Colombia, Aerolineas Galapagos S.A.—Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A.—LACSA, incorporated in Costa Rica, Transamérican Airlines S.A.—TACA Perú, incorporated in Perú, Servicios Aéreos Nacionales S.A.—SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, and Isleña de Inversiones S.A. de C.V.—ISLEÑA, incorporated in Honduras.

Investor Relations Office

+571 587 77 00

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2017

AVIANCA HOLDINGS S.A.

By:	/s/ Renato Covelo
	Name:	Renato Covelo
	Title:	Vice President Senior General Counsel